UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A-1

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TODCO

(Exact name of registrant as specified in its charter)

Delaware	76-0544217
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2000 Sam Houston Parkway South, Suite 800, Houston, Texas	77042-3615
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.01 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number which this form relates: Not applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

This Amendment No. 1 amends the Form 8-A filed on February 5, 2004 (the “Form 8-A”) by TODCO, a Delaware corporation (the “Company”). This amendment is being filed to amend the description contained in Item 1 relating to the Company’s capital stock and to add exhibits to Item 2 of the Form 8-A.

Item 1. Description of Registrant’s Securities to be Registered.

On May 9, 2006, the TODCO stockholders approved certain amendments to TODCO’s Third Amended and Restated Certificate of Incorporation which included the elimination of TODCO’s Class B Common Stock, par value $0.01 per share, of which Transocean, Inc. was the sole owner. Since Transocean, Inc. is no longer a stockholder of the Company and no shares of Class B Common Stock are outstanding, the provisions of the Company’s certificate of incorporation, as amended (the “certificate of incorporation”), that specifically benefit Transocean and refer to Class B Common Stock are now superfluous.

The Company’s certificate of incorporation authorizes the Company to issue 550,000,000 shares of capital stock, consisting of 500,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 50,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Common Stock

Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters on which stockholders are permitted to vote. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Common Stock present in person or represented by proxy, subject to any voting rights granted to holders of any Preferred Stock.

Dividends. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock will share equally on a per share basis any dividends when, as and if declared by the Company’s board of directors out of funds legally available for that purpose.

Other Rights. If the Company is voluntarily or involuntarily liquidated, dissolved or wound up, all holders of Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of the Company’s liabilities and of the prior rights of any outstanding class of Preferred Stock. The voluntary sale, conveyance, lease, exchange or transfer of all or substantially all of the assets of the Company or a consolidation or merger of the Company with one or more other companies or other entities will not be deemed a liquidation, dissolution or winding up. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

General. The Company’s board of directors has the authority, without stockholder approval, to issue shares of Preferred Stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including any of the following:

•	dividend rates,

•	whether dividends will be cumulative or non-cumulative,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion or exchange rights, and

•	voting rights.

The issuance of Preferred Stock, while providing the Company with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of Common Stock. It could also affect the likelihood that holders of Common Stock will receive dividend payments and payments upon liquidation. The Company has no present plans to issue any Preferred Stock.

The issuance of shares of Preferred Stock, or the issuance of rights to purchase shares of Preferred Stock, could be used to discourage an attempt to obtain control of the Company. For example, if, in the exercise of its fiduciary obligations, the Company’s board of directors were to determine that a takeover proposal was not in the best interest of the Company’s stockholders, the board could authorize the issuance of a series of Preferred Stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, issuing a series of Preferred Stock having sufficient voting rights to provide a required percentage vote of the stockholders could facilitate a change of control transaction deemed by the board to be in the best interest of the Company’s stockholders.

Series A Junior Participating Preferred Stock

For purposes of the stockholders’ rights plan described below, the Company’s board of directors has designated 760,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Series A preferred stock”). The Series A preferred stock shall rank junior to all other series of Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise. The Series A preferred shall rank senior to the Common Stock as to such matters.

Dividends. Each share of Series A preferred stock will be entitled to a minimum preferential quarterly dividend payment of $20 but will be entitled to an aggregate dividend equal to the dividend declared per share of Common Stock times the “Adjustment Number”. The “Adjustment Number” shall be 1,000 until the occurrence of any of the following: (a) the declaration by the Company of a dividend on the Common Stock payable in shares of Common Stock, (b) the subdivision of the outstanding Common Stock or (c) the combination of the outstanding Common Stock into a smaller number of shares. If any of the foregoing occur, the Adjustment Number will be adjusted by multiplying the Adjustment Number in effect immediately prior to such event by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Voting Rights. The holders of the Series A preferred stock are entitled to the number of votes per share equal to the Adjustment Number on all matters on which stockholders are permitted to vote. Except as otherwise provided for in the Company’s certificate of incorporation or by law, the holders of shares of Series A preferred stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of the Company’s stockholders.

Redemption. Each share of Series A preferred stock is redeemable in whole or in part at the option of the Company for cash in a per share amount equal to the Adjustment Number times the current market price (determined in accordance with the certificate of incorporation) of a share of Common Stock on the date of the mailing of the redemption notice together with unpaid accumulated dividends to the date of such redemption. The value of the Series A preferred stock is protected by antidilution provisions.

Other Rights. In the event of liquidation of the Company, the holders of Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share plus accrued and unpaid dividends, whether or not declared. Following the payment of this Series A preferred stock liquidation preference, the holders of Common Stock will be entitled to receive up to an amount equal to the Series A preferred stock liquidation preference divided by the Adjustment Number. Following this liquidation payment to the holders of Common Stock, the holders of Series A preferred stock and the holders of Common Stock will be entitled to their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Series A preferred stock and Common Stock, on a per share basis, respectively (the “Common Adjustment”). In the event there are not sufficient assets available to permit payment in full of the $1,000 minimum preferential liquidation payment to each holder of Series A preferred stock and the liquidation preferences of all other series of Preferred Stock, if any, that rank on a parity with the Series A preferred stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A preferred stock will be entitled to receive an amount equal to the amount received per share of Common Stock times the Adjustment Number. There are no sinking fund provisions applicable to the Series A preferred stock.

Certain Restrictions on Repurchase and Redemption. Whenever quarterly dividends or other dividends or distributions payable on the Series A preferred stock are in arrears in an amount equal to six quarterly dividends, the occurrence of such contingency shall mark the beginning of a period (the “default period”) that shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A preferred stock then outstanding shall have been declared and paid or set apart for payment. Until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Company shall not

•	declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A preferred stock,

•	declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A preferred stock, except dividends paid ratably on the Series A preferred stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, or

•	redeem or purchase or otherwise acquire for consideration any shares of Series A preferred stock, or any shares of stock ranking on a parity with the Series A preferred stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Company’s board of directors) to all holders of Series A preferred stock, or to all such holders and the holders of any such shares ranking on a parity therewith, upon such terms as the Company’s board of directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

Election of Directors. During any default period, the number of members of the Company’s board of directors shall be increased by two and the holders of shares of Preferred Stock (including holders of Series A preferred stock) shall have the right, as a class, to elect such two directors at a special meeting or any annual meeting of stockholders, provided that the holders of at least one-third in number of the shares of Preferred Stock entitled to vote thereon are present in person or by proxy. During a default period, the number of directors on the Company’s board of directors shall not be increased or decreased except by vote of the holders of the shares of Preferred Stock entitled to vote thereon. Upon the expiration of a default period, the number of directors shall decrease to the number provided for in the Company’s certificate of incorporation or bylaws and the term of any directors elected by the holders of Preferred Stock during such default period shall terminate.

For a complete description of the terms of the Company’s Series A preferred stock, you are encouraged to read the Company’s certificate of designations relating to the Series A preferred stock, which is incorporated by reference as an exhibit to this Form 8-A/A.

Stockholder Rights Plan

General. Each share of Common Stock includes one right which entitles the holder to purchase from the Company a unit consisting of one one-thousandth of a share of the Company’s Series A preferred stock at a purchase price of $50.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between the Company and The Bank of New York as rights agent. Until a right is exercised, the holder of a right, as such, will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company’s board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire the Company. Because the Company’s board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by the Company’s board of directors.

A summary of the material terms and conditions of the rights agreement and the rights is below. For a complete description of the rights, you are encouraged to read the rights agreement, which is incorporated by reference as an exhibit to this Form 8-A/A.

Detachment of Rights; Exercisability. The rights are attached to all certificates representing the Company’s currently outstanding Common Stock and will attach to all Common Stock certificates the Company issues prior to the rights distribution date that is described below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the plan, unless the Company redeems or exchanges them earlier as described below. The rights will separate from the Common Stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	10 days following a public announcement that a person or group of affiliated or associated persons (collectively, an “acquiring person”) has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding shares of Common Stock, or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person’s becoming an acquiring person.

The Company’s board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of Common Stock.

Until the rights distribution date:

•	Common Stock certificates will evidence the rights, and the rights will be transferable only with those certificates,

•	any new Common Stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference, and

•	the surrender for transfer of any Common Stock certificate will also constitute the transfer of the rights associated with the stock that certificate represents.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of Common Stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

The Company will not issue rights with any shares of Common Stock issued after the rights distribution date, except:

•	as the Company’s board of directors may otherwise determine, and

•	together with shares of Common Stock the Company issues as a result of previously established incentive plans or convertible securities.

Flip-In Event. A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a “flip-over event” (as defined below) or a permitted offer. The rights agreement generally defines “permitted offer” to mean a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the members of the Company’s board of directors who are independent from the acquiring person or the person making the offer determines, after receiving advice from one or more investment firms and before the person making the offer is an acquiring person, to be fair to the Company’s stockholders and otherwise in the best interests of the Company and the Company’s stockholders.

If a flip-in event occurs and the Company does not redeem or exchange the rights as described under “—Redemption of Rights” and “—Exchange of Rights” below, each right, other than any right that has become void as described below, will become exercisable at the time it is no longer redeemable to receive the number of shares of Common Stock, or, in some cases, cash, property or other of the Company’s securities, having a current market price equal to two times the exercise price of the right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event. A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	the Company is acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type described above, or

•	50% or more of the Company’s assets, cash flow or earning power is sold or transferred to any person other than one of the Company’s wholly-owned subsidiaries.

If a flip-over event occurs, each holder of a right, other than any right that has become void as described under “—Flip-In Event,” will have the right to receive the number of shares of Common Stock of the acquiring company which has a current market price equal to two times the exercise price of the right.

Antidilution. The number of outstanding rights associated with a share of Common Stock, the number of fractional shares of Series A preferred stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of the Common Stock, respectively, occurring prior to the rights distribution date. The exercise price of the rights and the number of fractional shares of Series A preferred stock or other securities or property issuable on exercise of the rights also are subject to adjustment to prevent dilution in the event of specified types of transactions affecting the Series A preferred stock.

With some exceptions, the rights agreement will not require the Company to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require the Company to issue fractional shares of Series A preferred stock that are not integral multiples of one one-thousandth of a share, and, instead the Company may make a cash adjustment based on the market price of the Series A preferred stock on the last trading date prior to the date of exercise. The rights agreement reserves to the Company the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that the Company will issue only whole shares of Series A preferred stock.

Redemption of Rights. At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, the Company may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At the Company’s option, the Company may pay that redemption price in cash, shares of Common Stock or any other consideration the Company’s board of directors may select except that the redemption price shall first be paid in shares of Common Stock to the extent of the authorized shares of such Common Stock otherwise available for issuance. The rights are not exercisable after a flip-in event until they are no longer redeemable. If the Company’s board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights. The Company may, at its option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part, at any time and from time to time after the occurrence of a flip-in event and prior to:

•	any person becoming the beneficial owner of 50% or more of the Company’s outstanding Common Stock, or

•	the occurrence of a flip-over event.

The exchange will be at an exchange ratio of one share of Common Stock (and/or other equity securities the Company deems to have the same value as one share of Common Stock), per right, subject to specified adjustments.

Amendment of Terms of Rights. During the time the rights are redeemable, the Company may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, the Company generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency,

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or

•	to shorten or lengthen any time period under the rights agreement, except that the Company cannot lengthen the time period governing redemption or lengthen any other time period unless the lengthening of such other time period is for the purpose of protecting, enhancing or clarifying the rights or benefits of holders of rights other than an acquiring person.

Charter and Bylaw Provisions

Election and Removal of Directors. The Company’s board of directors will be comprised of between one and 12 directors, excluding any directors elected by holders of Preferred Stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the Company’s board of directors.

The Company’s certificate of incorporation provides that the Company’s directors will be divided into three classes serving staggered three-year terms. The initial determination of the directors who comprised each of the three classes of directors was made by the Company’s board of directors, as provided in the Company’s certificate of incorporation. Thereafter, at each annual meeting of stockholders, directors are elected to succeed the class of directors whose terms have expired by a plurality of the outstanding shares of the Company’s capital stock entitled to vote thereon.

This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing a majority of the votes then entitled to be cast by the holders of the outstanding shares of the Company’s capital stock entitled to vote thereon.

Any vacancy occurring on the board of directors and any newly created directorship may only be filled by the affirmative vote of a majority of the remaining directors in office.

Stockholder Meetings. The Company’s certificate of incorporation provides that special meetings of the Company’s stockholders may be called only by the chairman of the Company’s board of directors, the Company’s chief executive officer or a majority of the directors. The Company’s certificate of incorporation and the Company’s bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent. The Company’s certificate of incorporation and the Company’s bylaws provide that holders of Common Stock will not be able to act by written consent without a meeting.

Amendment of Certificate of Incorporation. The affirmative vote of holders of at least a majority of the voting power of the Company’s outstanding shares of Common Stock is generally required to amend other provisions of the Company’s certificate of incorporation.

Amendment of Bylaws. The Company’s bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, or

•	the affirmative vote of holders of at least a majority of the voting power of the Company’s outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions. The Company’s bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors,

•	propose that a director be removed,

•	propose any repeal or change in the Company’s bylaws, or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to the Company’s corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting,

•	the stockholder’s name and address,

•	the number of shares beneficially owned by the stockholder and evidence of such ownership, and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by the Company not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which the Company first publicly announces the date of the annual meeting, or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by the Company not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for the Company’s board of directors, a stockholder must also submit any information with respect to the nominee that the Company would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by the Company’s stockholders.

Limitation on Liability of Directors

The Company’s certificate of incorporation provides that no director will be personally liable to the Company or the Company’s stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to the Company or its stockholders,

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, and

•	any transaction from which the director derived an improper personal benefit.

The Company’s bylaws provide that, to the fullest extent permitted by law, the Company will indemnify any officer or director of the Company against all damages, claims and liabilities arising out of the fact that the person is or was a director or officer of the Company, or served any other enterprise at the Company’s request as a director, officer, employee, agent or fiduciary. The Company will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when the Company receives an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by the Company. Amending this provision will not reduce the Company’s indemnification obligations relating to actions taken before an amendment.

In addition to these provisions in the Company’s certificate of incorporation and bylaws and under Delaware law, the Company’s directors and officers are covered by directors and officers insurance.

Anti-Takeover Effects of Some Provisions. Some provisions of the Company’s certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of the Company by means of a proxy contest or otherwise, or

•	removal of the Company’s incumbent officers and directors.

These provisions, as well as the Company’s stockholder rights plan and the Company’s ability to issue Preferred Stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The benefits of increased protection give the Company the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

The Company has expressly elected not to be subject to Section 203 of the Delaware General Corporation Law, which is described below. However, the Company’s stockholders can amend the Company’s certificate of incorporation and bylaws to elect to be subject to Section 203.

Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, “interested stockholder” means:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and

•	the affiliates and associates of any such person.

If the Company ever becomes subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with the Company for the applicable three-year period. Section 203, if it becomes applicable, also may have the effect of preventing changes in the Company’s management. It is possible that Section 203, if it becomes applicable, could make it more difficult to accomplish transactions which the Company’s stockholders may otherwise deem to be in their best interests. The provisions of Section 203, if it becomes applicable, may cause persons interested in acquiring the Company to negotiate in advance with the Company’s board of directors.

Item 2. Exhibits.

3.1	Fourth Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated as of May 11, 2006).

3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated as of May 11, 2006).

4.1	Rights Agreement by and between TODCO and The Bank of New York, dated as of February 4, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

4.2	Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated as of May 11, 2006).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TODCO

By:	/s/ Randall A. Stafford
Randall A. Stafford
Vice President & General Counsel

Dated: May 11, 2006

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
3.1	Fourth Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated as of May 11, 2006).

3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated as of May 11, 2006).

4.1	Rights Agreement by and between TODCO and The Bank of New York, dated as of February 4, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

4.2	Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated as of May 11, 2006).